EXHIBIT 21 — SUBSIDIARIES OF THE REGISTRANT

As of September 2, 2003, SBS Technologies, Inc. has the following subsidiaries:

Name of Subsidiary	State of Incorporation

SBS Technologies, Inc., Government Group	New Mexico

SBS Technologies, Inc., Commercial Group	Minnesota

SBS Technologies, Inc., Communications and Enterprise Group	California

SBS Technologies, Inc. Foreign Holding Company	Nevada

SBS Technologies, Inc., German Holdings, LLC	Delaware

SBS Technologies, GmbH & Co. KG	Germany

ortec Electronic Assembly GmbH	Germany

SBS or Computers Verwaltungs GmbH	Germany

SBS Technologies (Canada), Inc.	Canada

SBS Technologies Finance LP	Canada